January 28, 2015

William H. Thompson Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Yosen Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 11, 2014

Dear Mr. Thompson:

We hereby provide responses to comments issued in a letter dated January 15, 2015 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K, filed on April 11, 2014. The discussion below reflects our responses to the Staff’s Letter on a point by point basis.

Note 5 – Common Stock, page F-15

1. We reviewed your response to comment eight in our letter dated December 18, 2014 and have the following additional comments:

Please revise your statement of cash flows for the year ended December 31, 2012 to reflect the $500,000 received for the loan.

It appears the issuance of the 2,000,000 investment Units was for an extinguishment of debt rather than a sale. Please revise your disclosures to clarify how you accounted for this transaction and the relevant accounting guidance you used.

COMPANY RESPONSE:

The $500,000 loan was received in 2012, the loan was due on demand and bears zero interest. On December 31, 2012, the loan was incorrectly booked as other payables, which was the reason why the transaction was not shown in cash flow from financing activities in statement of cash flows. We will revise the balance sheet and the cash flow statement to reflect the loan received and correct the error.

2. We reviewed your response to comment nine in our letter dated December 18, 2014. Please tell us how you initially accounted for the shares issued in 2011 and 2012 and how your initial and subsequent accounting complies with ASC 718-10-25 and 718-10-35.

COMPANY RESPONSE:

On March 7, 2011, 1,000,000 S-8 shares were issued to employees for a term of three years. Shares under the agreement are classified as equity awards in accordance with ASC 718-10-25. The grant date fair value of these shares was calculated on the date the agreement using the quoted price on the grant date. Pursuant to ASC 718-10-35, shares issued to employees are recognized as compensation expense, based on their fair values, recognized over the requisite service period. As such, compensation expense was recognized ratably over the 3 year service periods from 2011 through 2014. The amount recognized in 2013 was $63,332.

On May 17, 2012, the Company granted 17,500,000 shares of restricted common stock to our CEO pursuant to his employment agreement. The shares vested over three years. Shares under the agreement are classified as equity awards in accordance with ASC 718-10-25. The grant date fair value of these shares was calculated on the date the agreement using the quoted price on the grant date. Pursuant to ASC 718-10-35, shares issued to employees are recognized as compensation expense, based on their fair values, recognized over the requisite service period. As such, compensation expense is recognized ratably over the 3 year service periods from 2012 through 2015 periods. The stock based compensation expense recognized in 2013 was $350,000.

The Company acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our CEO Zhenggang Wang via email CEO@YOSN.COM.

Sincerely,

/s/ Weiping Wang______

Weiping Wang

Chief Financial Officer